Exhibit 99.1

BGIN BLOCKCHAIN LIMITED Reports Unaudited Financial Results for the Full Year of 2025

SINGAPORE, Apr. 24, 2026 (GLOBE NEWSWIRE) -- BGIN BLOCKCHAIN LIMITED (“BGIN” or the “Company”; NASDAQ: BGIN), a digital asset technology company with proprietary cryptocurrency mining technologies and a manufacturer of cryptocurrency mining hardware, today released its unaudited financial results for the year ended December 31, 2025.

2025 Financial Highlights

●	Total Revenue was US$67.4 million compared to US$302.3 million in 2024.

●	Net Loss was US$177.0 million compared to net income of US$66.1 million in 2024.

Management Commentary

Mr. Allen Wu, Founder, Chief Executive Officer and Director of BGIN, commented: “2025 marked a deeply transformative year for BGIN. We made difficult but decisive choices—scaling back our legacy altcoin business to concentrate on Bitcoin infrastructure. Our successful 4nm Bitcoin miner prototype validates our execution capabilities, and our three-engine business model creates a natural hedge against market volatility. In 2026, we are focusing on Bitcoin and Dogecoin which we believe helps us address a much larger opportunity, and we aim to deliver sustainable long-term value for our shareholders in 2026 and beyond.”

Mr. Oisin Li, Founder, Executive Chairman of the Board of Directors and Director of BGIN, commented: “Building on this transformation, we remain focused on four key priorities: First, we continue to enhance our research and development capabilities to deliver competitive mining solutions. Second, our mining operations remain anchored in cost-effective energy strategies and power sources that provide structural advantages. Third, we are exploring cloud mining and new consumer-focused product lines to democratize access to cryptocurrency mining — staying true to our ‘Crypto for All’ vision. Fourth, while large cap crypto currencies such as Bitcoin and Dogecoin are our primary focus, we will maintain the flexibility to capture opportunities in promising smaller cap altcoins when market conditions align.”

Mr. Mark Xiang, Co-Chief Financial Officer of BGIN, stated: “Our financial discipline has been the foundation of BGIN’s success since day one. Operating entirely on internally generated cash flow until our IPO completed in 2025 created a culture where every dollar is focused on return on investment (“ROI”).

We believe that 2025 was a strategic pivot year for BGIN. Our reported net loss was predominantly non-cash in nature, driven by impairments and write-offs due to our prudent assessment. We made conscious decisions to scale back investments in the altcoin sector and strategically shut down mining operations that did not meet our efficiency thresholds. This allowed us to redirect substantial capital into research and development, with our primary focus on Bitcoin and Dogecoin mining technologies. With $26.3 million in cash and $22.5 million in crypto assets, we have sufficient runway to support the execution of our strategy. The IPO has provided us strategic flexibility to scale, and we will continue evaluating financing opportunities based on clear ROI metrics.”

2025 Financial Results

Total Revenue was US$67.4 million, compared to US$302.3 million in 2024. The change was mainly due to a decrease in the Company’s mining pool revenue and machine sales revenue.

●	Mining revenue was US$42.9 million, compared to US$45.0 million in 2024. The change was mainly due to a lower average price of ALPH and the cessation of IRON mining during fiscal 2025.

●	Sales of Mining Machines were US$15.3 million, compared to US$192.2 million in 2024. The change was primarily due to a decline in both the average per unit selling price and sales volume of KAS mining machines, driven by increased competition and decreased demand in the market.

●	Hosting Revenue was US$3.3 million, compared to US$6.2 million in 2024. The change was mainly due to reduced customer demand caused by KAS price volatility.

●	Mining pool revenue was US$5.9 million, compared to US$58.8 million in 2024. The change was primarily due to: (i) a lower average price of KAS, the primary cryptocurrency mined in the Company’s pool; (ii) a significant reduction in the mining of other cryptocurrencies due to market conditions and strategic adjustments; and (iii) stricter pool entry requirements that resulted in a decrease in the number of miners in 2025.

Total costs of revenues were US$143.0 million, compared to US$174.6 million in 2024. The decrease was primarily due to lower machine sales volume, partially offset by increased mining costs.

●	Costs of mining revenue were US$63.3 million, compared to US$29.7 million in 2024. The change was due to the combined effects of: (i) an increase of US$11.5 million in depreciation costs as the Company deployed additional mining machines in 2025, (ii) an increase of US$1.7 million in other costs, primarily comprising logistics, duties, rental costs and labor, driven by higher operating costs associated with the increased number of mining machines deployed, and (iii) an increase of US$20.4 million in utility expenses, which was consistent with the higher average number of mining machines deployed in 2025, being 24,924 units compared to 13,241 units in 2024.

●	Costs of sales of mining machines were US$71.2 million, compared to US$81.7 million in 2024. The change was primarily due to: (i) significantly lower volume of machines sold in 2025 (9,410 units) compared to 2024 (102,849 units), resulting in a decrease of $32 million in costs of sales; and (ii) a US$3 million write-off of obsolete mining machines and components in 2025, compared to a write-off of $24.1 million in 2024. The decrease in costs of sales from lower sales volume and write-off of obsolete machines in 2025 was offset by an increase in inventory provision of $46.7 million, from $12.6 million in 2024 to $59.3 million 2025, recognized based on a net realizable value assessment following the decline in KAS prices.

●	Costs of hosting revenue was US$2.6 million, compared to US$4.9 million in 2024. The decrease in costs corresponded with the decrease in hosting revenue.

●	Costs of mining pool revenue was US$5.8 million, compared to US$58.3 million in 2024. The decrease in costs corresponded with the decrease in mining pool revenue.

Gross loss was US$75.6 million, compared to gross profit of US$127.7 million in 2024.

Selling expenses were US$0.4 million, compared to US$0.7 million in 2024.

General and administrative expenses were US$13.9 million, compared to US$7.2 million in 2024. The change was primarily due to: (i) a significant increase of US$2.8 million in employee salaries and benefits to support business expansion, particularly increased operations in the United States; (ii) a significant increase of US$2.7 million in professional fees, primarily related to initial public offering activities; (iii) an increase of $1.6 million in credit loss expense as there was no similar loss provision in 2024; offset by (iv) a significant decrease of US$2.4 million in merchant service charges due to reduced sales of mining machines.

Research and development expenses were US$20.2 million, compared to US$16.4 million in 2024. The change was due to increased investment in the development of the Company’s own ASIC chips for mining machines.

Net loss was US$177.0 million, compared to net income of US$66.1 million in 2024.

Basic & diluted net loss per share was US$1.62, compared to basic & diluted net income per share of US$0.61 in 2024.

Balance Sheet

As of December 31, 2025, the Company had US$26.3 million in cash, compared to US$114.8 million as of December 31, 2024.

As of December 31, 2025, the Company had US$22.5 million in intangible assets – cryptocurrencies, compared to US$32.1 million as of December 31, 2024.

Recent Development

Successful Tape-Out of 4nm BT1 Bitcoin Mining Chip

On March 17, 2026, the Company announced first-pass silicon success in the 4nm BT1 Bitcoin mining ASIC chip—the Company’s first proprietary chip designed specifically for Bitcoin mining. This achievement marks an important milestone in the Company’s Bitcoin mining chip program, which entered the tape-out phase in October 2025 and has now reached first-pass silicon success.

Resolution of Subsidiary’s Hosting Dispute and Full Recovery of Mining Machines

On April 13, 2026, the Company announced the successful resolution of a series of disputes involving its US subsidiary, BGIN Infrastructure, LLC, and Mawson Hosting, LLC, the landlord of BGIN’s former hosting service provider, Krypton Technologies, LLC. As part of a confidential settlement agreement, BGIN has recovered all of its mining machines.

Conference Call Information

The Company will hold a conference call at 8:00PM U.S. Eastern Time on April 24, 2026 (8:00AM Singapore/Hong Kong Time on April 25, 2026). Details for the conference call are as follows:

Event Title: BGIN BLOCKCHAIN LIMITED Full Year 2025 Earnings Conference Call

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK: https://register-conf.media-server.com/register/BI973fcf0e7e864b3293dbf91bbf750e61

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.bgin.com

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” “target,” “project,” “potential,” “seek,” “may,” “should,” “could,” “would,” and similar expressions or the negative thereof. Statements that are not historical facts, including but not limited to statements regarding the Company’s plans to report its financial results and the timing thereof, are forward-looking statements. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results set forth in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About BGIN BLOCKCHAIN LIMITED

BGIN BLOCKCHAIN LIMITED (NASDAQ: BGIN) is a digital asset technology company with proprietary cryptocurrency-mining technologies that leverages its experience in designing ASIC chips and mining machines to penetrate new cryptocurrency opportunities and execute on a long-term strategic focus on self-mining. BGIN’s mission is to make crypto mining accessible to all by developing innovative products tailored to various market needs, from beginners to large-scale industrial miners. BGIN designs and manufactures mining machines under its ICERIVER brand, providing customers with operational flexibility through advanced mining infrastructure and hosting services.

For more information, please visit: www.bgin.com or www.iceriver.io.

For investor and media inquiries, please contact:

BGIN BLOCKCHAIN LIMITED

Investor Relations
Jennifer Jiang

ir@bgin.com

Media Relations
Ray Xie

pr@bgin.com

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024
(US$, except for number of shares data, or otherwise noted)

	December 31, 2025	December 31, 2024
	US$	US$
Assets
Current Assets
Cash	26,286,333	114,804,348
Accounts receivable, net	9,544	—
Inventories	7,849,479	12,491,133
Prepaid expenses	6,112,779	9,188,914
Other receivables	195,417	8,945,986
Deferred issuance costs	—	795,797
Due from related parties	949,914	101,336
Intangible assets – cryptocurrencies	22,450,733	32,143,476
Rights to receive cryptocurrencies	—	16,193,593
Total current assets	63,854,199	194,664,583
Non-current assets
Deposits and other non-current assets	1,436,415	1,834,897
Right-of-use assets	227,320	431,707
Deferred income tax assets	—	2,112,353
Property and equipment, net	27,317,731	71,744,370
Total assets	92,835,665	270,787,910

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Current liabilities
Accounts payable and accrued liabilities	3,288,728	7,190,436
Taxes payable	34,086,665	51,845,186
Contract liabilities	267,726	952,340
Due to related party	23,781	10,363
Operating lease liabilities – current	131,672	322,388
Other payables	199,384	281,898
Total current liabilities	37,997,956	60,602,611

Operating lease liabilities – non-current	88,125	123,015
Total liabilities	38,086,081	60,725,626

Commitments and contingencies
Shareholders’ equity
Class A ordinary shares, $0.0000695652173913043 par value, 852,581,250 shares authorized, 90,581,566 and 85,258,128 issued and outstanding as of December 31, 2025 and December 31, 2024, respectively*	2,347	—
Class B ordinary shares, $0.0000695652173913043 par value, 225,543,750 shares authorized, 22,554,375 and 22,554,375 shares issued and outstanding as of December 31, 2025 and December 31, 2024*	523	—
Additional paid-in capital	26,637,236	—
Retained earnings	28,096,362	209,954,196
Accumulated other comprehensive loss	(244,059)	(244,059)
Total shareholders’ equity	54,492,409	209,710,137
Non-controlling interest	257,175	352,147
Total liabilities and shareholders’ equity	92,835,665	270,787,910

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
(US$, except for number of shares data, or otherwise noted)

	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$	US$
Revenues:
Mining revenue	42,940,318	45,030,201	13,000,074
Sales of mining machines	15,254,872	192,162,144	219,782,989
Hosting revenue	3,339,426	6,247,292	482,186
Mining pool revenue	5,861,287	58,837,944	24,003,122
Total Revenue	67,395,903	302,277,581	257,268,371
Costs of Revenues:
Costs of mining revenue	63,333,746	29,711,122	8,451,706
Costs of sales of mining machines	71,207,327	81,713,511	25,389,335
Costs of hosting revenue	2,643,980	4,897,740	488,837
Costs of mining pool revenue	5,803,256	58,269,298	23,765,150
Total costs of revenues	142,988,309	174,591,671	58,095,028
Gross (loss) profit	(75,592,406)	127,685,910	199,173,343

Operating costs and expenses:
Selling expenses	393,458	702,916	1,148,308
General and administrative	13,868,940	7,157,554	14,570,383
Research and development	20,191,147	16,374,310	10,099,575
Realized loss on future contracts	560,492	726,746	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(438,266)	(3,653,722)	—
Change in fair value of cryptocurrencies	23,355,675	8,446,437	(312,722)
Impairment of property and equipment	42,570,833	16,297,933	—
Total operating costs and expenses	100,502,279	46,052,174	25,505,544
(Loss) income from operations	(176,094,685)	81,633,736	173,667,799

Other (income) expenses:
Foreign exchange loss	189,490	509,319	131,366
Interest income	(942,892)	(1,174,582)	(63,112)
Other (income) expenses, net	(729,507)	1,512,933	26,073
Total other (income) expenses	(1,482,909)	847,670	94,327

(Loss) income before provision for income taxes	(174,611,776)	80,786,066	173,573,472
Current income tax expenses	228,677	16,757,614	34,090,755
Deferred income tax expense (recovery)	2,112,353	(2,112,353)	(278,065)
Income tax expense	2,341,030	14,645,261	33,812,690

Net (loss) income	(176,952,806)	66,140,805	139,760,782
Net (loss) income attributable to non-controlling interest	(94,972)	208,558	52,589
Net (loss) income attributable to ordinary shareholders	(176,857,834)	65,932,247	139,708,193
Total	(176,952,806)	66,140,805	139,760,782
Foreign currency translation adjustment - gain	—	—	870
Total comprehensive (loss) income	(176,952,806)	66,140,805	139,761,652
Comprehensive (loss) income attributable to non-controlling interest	(94,972)	208,558	52,589
Comprehensive (loss) income attributable to ordinary shareholders	(176,857,834)	65,932,247	139,709,063
Total	(176,952,806)	66,140,805	139,761,652

Basic & diluted (losses) earnings per share attribute to BGIN BLOCKCHAIN LIMITED ordinary shareholders*	(1.62)	0.61	1.30

Weighted average number of Class A and Class B ordinary shares outstanding*-basic and diluted	109,060,159	107,812,503	107,812,503

BGIN BLOCKCHAIN LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	For The Year Ended December 31, 2025	For The Year Ended December 31, 2024	For The Year Ended December 31, 2023
	US$	US$	US$
Cash Flows from Operating Activities:
Net (loss) income	(176,952,806)	66,140,805	139,760,782
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Depreciation	21,050,529	9,654,039	2,964,283
Inventories provision and write-off	62,311,983	36,708,352	—
Impairment of property and equipment	42,570,833	16,297,933	—
Provision for expected credit losses	1,649,653	—	—
Write-down of prepaid expenses	3,968,211	—	—
Change in fair value of cryptocurrencies	23,355,675	8,446,437	(312,722)
Cryptocurrencies mined	(48,801,605)	(103,868,145)	(37,003,196)
Loss from disposal of property and equipment	818,395	1,886,990	290,619
Share-based compensation	555,045	—	—
Employee compensation settled by cryptocurrencies	1,172,391	969,477	10,264,540
Expenses settled by cryptocurrencies	4,377,234	7,329,446	3,418,735
Cryptocurrencies paid to mining pool participants	5,803,256	58,269,299	23,765,150
Cryptocurrencies received from mining machine revenue	(13,920,228)	(183,749,800)	(198,127,459)
Cryptocurrencies received from hosting revenue	(3,286,206)	(5,643,613)	(18,592)
Realized loss on future contracts	560,492	726,746	—
Rewards earned from crypto short-term investments (right to receive cryptocurrencies)	(438,266)	(3,653,722)	—
Non-cash operating leases expense	204,387	12,334	1,362
Deferred income taxes	2,112,353	(2,112,353)	(278,065)
Expense of deferred issuance costs	—	594,473	337,829
Changes in operating assets and liabilities
Accounts receivable	—	2,807,030	(2,807,030)
Inventories	(74,133,471)	(120,843,518)	(3,534,937)
Prepaid expenses and other assets	(585,280)	(2,697,474)	(7,545,062)
Other receivable	2,938,361	(7,502,635)	(1,043,291)
Accounts payable and accrued liabilities	(4,086,929)	5,220,760	3,473,662
Contract liabilities	(87,222)	(298,688)	353,636
Taxes payable	(17,758,521)	16,368,853	34,072,676
Other payables	(82,514)	(400,342)	681,679
Operating lease liabilities	(225,606)	—	—
Due to related parties	13,418	—	—
Net cash used in operating activities	(166,896,438)	(199,337,316)	(31,285,401)

Cash Flows from Investing Activities:
Proceeds from disposal of property and equipment	218,848	—	—
Purchase of property and equipment	(4,186,198)	(12,968,470)	(6,685,461)
Proceeds received from sale of cryptocurrencies	59,515,915	280,951,961	84,426,550
Net cash provided by investing activities	55,548,565	267,983,491	77,741,089

Cash Flows from Financing Activities:
Advance from (Repayments to) related parties	—	(110,721)	141,099
Increase in deferred issuance costs	—	(427,965)	(502,683)
Dividend paid	(4,051,000)	—	—
Proceeds from initial public offering, net of issuance cost	26,878,358	—	—
Proceeds from share issuance	2,500	—	—
Net cash provided by (used in) financing activities	22,829,858	(538,686)	(361,584)

Effect of foreign exchange rate changes	—	—	1,024
Net (decrease) increase in cash and cash equivalents	(88,518,015)	68,107,489	46,095,128
Cash and cash equivalents, beginning of year	114,804,348	46,696,859	601,731
Cash and cash equivalents, end of year	26,286,333	114,804,348	46,696,859

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Income taxes paid	18,130,952	381,808	17,488
Cryptocurrencies invested in short-term investments and future contracts	50,811,461	331,569,220	—
Accounts payable & accrued liabilities settled cryptocurrencies	—	1,802,802	292,684
Redemption of cryptocurrency short-term investments and future contracts	66,882,828	319,029,349	—
Cryptocurrencies used for payments of due to related party	—	433,833	150,714
Cryptocurrencies used to pay dividends	949,000	5,000,000	—
Cryptocurrencies received from loan lent to related parties	101,336	—	—
Cryptocurrencies lent to third party	5,000,000	—	—
Cryptocurrencies received from repayment of cryptocurrency loan to third party	5,197,014	—	—
Deferred offering costs recognized against the proceeds from the offering	795,797	—	—
Property and equipment transferred from inventory	16,045,768	75,178,970	—
Right-of-use assets acquired in exchange for operating lease liabilities	—	347,587	382,990

*	The number of ordinary shares has been retrospectively adjusted for the 1-for-10 share subdivision effected on February 3, 2025 (the “February 2025 Share Subdivision”), the increase of share capital effected on February 3, 2025 (the “Share Capital Increase”) and the issuance of the an aggregate of 19,770,000 Class A ordinary shares and 5,230,000 Class B ordinary shares on February 3, 2025 to existing shareholders of BGIN BLOCKCHAIN LIMITED on a pro rata basis (the “Share Issuance”), and the 1-for-1.4375 share subdivision effected on July 16, 2025 (the “July 2025 Share Subdivision”)